Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	March 16, 2026

Eldorado Gold Announces Receipt of the Operating Authorization for the Ormaque Deposit at the Lamaque Complex

Unlocking High-Grade Growth and Enhancing the Lamaque Complex Economics

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE American: EGO) (“Eldorado” or the “Company”) is pleased to announce that it has received from the Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks (Quebec) (the “Ministry”) its Operating Authorization for the Ormaque deposit at the Lamaque Complex in Val-d’Or, Quebec. The Operating Authorization allows Ormaque to mine and deliver high-grade underground ore to the Sigma Mill and unlocks the value of development capital already invested at the Lamaque Complex.

Ormaque is located within the Lamaque Complex and benefits from existing infrastructure, including underground access developed from the Triangle–Sigma decline and proximity to the Sigma Mill (Figure 1). The addition of Ormaque enhances Lamaque’s production flexibility by providing an additional source of high-grade feed that will be sequenced and blended alongside ore from the Triangle deposit.

“We are proud of the strong evolution of the Lamaque Complex since Eldorado’s acquisition, particularly given the relatively short period of time in which this progress has been achieved,” said George Burns, Chief Executive Officer. “The Ormaque Operating Authorization demonstrates our ability to advance a discovery, reported in January 2020, efficiently through to operating approval in Québec, supported by highly prospective geology across a strong land position. Ormaque provides an additional source of high-grade ore to support the Sigma Mill, enhances our production flexibility, and builds on the investment our operating team has made in underground development. With ongoing drilling aimed at expanding the deposit, Ormaque further reinforces the Lamaque Complex as a cornerstone asset within Eldorado’s portfolio. Of equal importance, bringing Ormaque online helps sustain existing employment while also creating new job opportunities and generating long-term economic benefits for the Val-d’Or region. This achievement also demonstrates our continued positive working relationship with the Ministry and the Government of Quebec.”

Figure 1: Map showing location of Ormaque deposit relative to existing underground development and infrastructure.

Ormaque Exploration Upside

In January 2026, the Company reported in its news release titled, “Eldorado Announces Strong Exploration Results of Multiple New High-Grade Zones in Canada and Greece and Increases 2026 Exploration Investment, Reinforcing Confidence in Discovery Strategy,” the identification of new zones and extensions around the Ormaque deposit, beyond the existing Mineral Resource, including the new Ormaque South-East (“SE”) Zone and the Ormaque West extension, as well as the newly discovered Garnet Zone on the northern margin of the deposit

The Ormaque SE Zone is characterized by a stacked system of flay-lying high-grade gold hosted in flat-lying veins extending from approximately 400 to 900 metres below surface. Ormaque West veins, intercepted 200 to 300 metres west of the main Ormaque resource, show similar characteristics, and remains open to the west and at depth. In contrast, the Garnet Zone has distinct mineralogy and alteration characteristics hosted within a steeply dipping shear zone. Given their proximity to the Lamaque processing facilities, these zones have the potential to provide future mill feed and support mine life extension.

During 2026, Eldorado will continue drilling to test lateral and depth extensions at Ormaque as part of a broader exploration program across the Lamaque — Bourlamaque properties. At the same time, the Company will advance ongoing exploration and resource conversion at the Triangle deposit, which continues to demonstrate significant potential for further growth and mine life extension. Together, these efforts reflect Eldorado’s integrated approach of leveraging existing infrastructure, deepening regional geological understanding, and converting exploration success into operating flexibility and long-term value.

Sigma Mill Expansion Studies

In parallel with permitting and exploration success across the Lamaque Complex, Eldorado is advancing studies to position the Sigma mill for a potential increase in throughput from its current capacity of approximately 2,500 tonnes per day (“tpd”) towards its fully permitted capacity of 5,000 tpd. These studies are focused on leveraging existing infrastructure, identifying debottlenecking opportunities, and evaluating capital efficiency to support higher levels of production over the longer term.

Multiple exploration targets have been defined within trucking distance of the Sigma Mill, including Ormaque and Lamaque South. In addition, other prospects across the broader Bourlamaque property may provide optionality to support higher mill utilization should exploration results be positive and expansion studies progress. The combination of operating flexibility, ongoing underground development and regional exploration success positions the Lamaque Complex to respond to future growth opportunities in a disciplined manner.

About the Lamaque Complex

The Lamaque Complex includes the Triangle, Parallel, and Ormaque deposits, all feeding the Sigma mill in Val-d’Or, Québec. Eldorado continues to invest in underground development, exploration, and regional targeting to maximize the long-term value of its extensive land position in the district, while maintaining a strong focus on sustainable development and building long-term, respectful relationships with local and Indigenous communities.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Qualified Persons

Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical data contained in this news release for the Lamaque Complex.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.

Forward-looking statements and forward-looking information contained in this news release includes, but is not limited to, statements or information with respect to: plans to feed ore from the Ormaque deposit to the Sigma mill; management’s beliefs on the positive impact of the operating authorization; management’s beliefs with respect to the prospective geology in Quebec; expected employment and economic benefits of bringing the Ormaque deposit online; future potential of the Ormaque SE Zone and the Ormaque West veins to provide future mill feed and support mine life extension; future drilling to expand the deposit as well as a planned larger exploration program; plans to study a potential increase in throughput from the Sigma mill; future exploration targets and prospects to support higher mill utilization; management’s beliefs with respect to the future of the Lamaque Complex; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold, copper and other commodities; receipt of all required permits on the timelines we expect; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; availability of labour resources, including for construction, development and improvements activities; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost of shipping for important or critical items for construction, development and improvements activities or necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: commodity price risk; development risks including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures; regulatory requirements as they relate to mine plan approvals; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; the acquisition of Foran Mining Corporation, including timing, risks and benefits thereof; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to availability of labour resources, including for including for construction, development and improvements activities, and their productivity employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.